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Exhibit 99.1

NORTHERN ORION RESOURCES INC.

LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF NORTHERN ORION RESOURCES INC. COMMON SHARES

For Use in Connection of the Arrangement Involving Northern Orion Resources Inc.,
its Shareholders and Yamana Gold Inc.

        Shareholders whose Northern Orion Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Northern Orion Shares and registering interests in Yamana Shares as contemplated by this Letter of Transmittal (all as defined below).

        This Letter of Transmittal is for use by registered holders ("Northern Orion Shareholders") of common shares ("Northern Orion Shares") of Northern Orion Resources Inc. ("Northern Orion") in connection with the acquisition of Northern Orion by Yamana Gold Inc. ("Yamana") by way of a plan of arrangement (the "Arrangement"), as described in Northern Orion's management information circular dated as of July 20, 2007 ("Circular"). Northern Orion Shareholders are referred to the Circular, including the Appendices that form part of and are incorporated into the Circular, previously mailed to Northern Orion Shareholders. Capitalized terms used but not defined in this Letter of Transmittal that are used in the Circular have the respective meanings set out in the Circular, including the Appendices attached thereto.

        In order to receive common shares of Yamana ("Yamana Shares") and the cash payment, each Northern Orion Shareholder must submit this Letter of Transmittal, properly completed and duly executed, together with all other required documents, to CIBC Mellon Trust Company (the "Depositary"), at one of the addresses set forth on the last page of this Letter of Transmittal. It is the Northern Orion Shareholder's responsibility to ensure that this Letter of Transmittal is received by the Depositary.

        Northern Orion Shareholders who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents will receive in exchange for each of their Northern Orion Shares, 0.543 of a Yamana Share and $0.001 in cash.

        No fractional Yamana Shares will be issued to any Northern Orion Shareholder. If a Northern Orion Shareholder is entitled to a fractional share representing 0.5 or more of a Yamana Share, the number of Yamana Shares to be issued to that Northern Orion Shareholder will be rounded up to the nearest whole Yamana Share. If a Northern Orion Shareholder is entitled to a fractional share representing less than 0.5 of a Yamana Share, the number of Yamana Shares to be issued to that Northern Orion Shareholder will be rounded down to the nearest whole Yamana Share.

        Any cash consideration to be received by a Northern Orion Shareholder will be rounded up to the nearest whole cent.

        Northern Orion Shareholders who do not deliver their Northern Orion Share certificates and all other required documents to the Depositary on or before September 12, 2013 shall lose their right to receive Yamana Shares and cash for their Northern Orion Shares.

TO:	Northern Orion Resources Inc.
AND TO:	Yamana Gold Inc.
AND TO:	CIBC Mellon Trust Company, at its addresses set out on the last page of this Letter of Transmittal.

        The undersigned Northern Orion Shareholder hereby irrevocably deposits the certificate(s) for Northern Orion Shares, details of which are as follows, in exchange for Yamana Shares and cash pursuant to the terms of the Arrangement.

Name(s) and Address(es) of Registered Holder(s)	Certificate Number(s)	Number of Northern Orion Shares

        Note:  If space is insufficient, please attach a separate schedule to this Letter of Transmittal.

        It is understood that upon receipt and deposit of: (i) this Letter of Transmittal, (ii) the certificate(s) representing the Northern Orion Shares, and (iii) any other required documentation, Yamana or its agent will send to the undersigned certificate(s) for Yamana Shares and a cheque representing the cash to which the undersigned is entitled under the Arrangement. The share certificate(s) and cheque will be issued in the name of the Northern Orion Shareholder set forth below. The undersigned Northern Orion Shareholder covenants, represents and warrants that (i) the undersigned is the owner of the Northern Orion Shares being deposited, (ii) such Northern Orion Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal, and all information inserted into this Letter of Transmittal by the undersigned is accurate, and (iv) the undersigned will not transfer or permit to be transferred any of such deposited Northern Orion Shares.

        The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement. The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Northern Orion Shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Northern Orion Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

        The undersigned instructs Yamana and the Depositary to mail the certificate(s) representing Yamana Shares and the cheque promptly after receipt of this Letter of Transmittal, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up, in accordance with the instructions given below.

        By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la présente lettre d'envoi, le soussigné est réputé avoir demandé que tout contrat attesté par la fusion, qui est accepté au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

        Please review carefully the instructions below in completing the following information (other than signatures, please print):

A. Registration Instructions
Issue and send Yamana Share certificate(s) and the cheque and enter the shares in the share register as indicated below.
(Name)
(Street Address)
(City) (Province or State) (Postal or Zip Code)
(Country)
(Telephone — Business Hours)
(Social Insurance Number)

B. Delivery Instructions
To be completed ONLY if the Yamana Share certificate(s) and cheque are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.
(Name)
(Street Address)
(City) (Province or State) (Postal or Zip Code)
(Country)
(Telephone — Business Hours)

C. Pick-Up Instructions
☐ Hold Yamana Share certificate(s) and the cheque for pick-up at the Toronto address of the Depositary which is shown on the last page of this Letter of Transmittal.

D. Information Regarding Residence of Northern Orion Shareholders
Canadian residents (other than trusts) must provide their Social Insurance Number or Business Number:

U.S. residents/citizens must provide their Taxpayer Identification Number:

E.	Tax Deferral Election

As described in the Circular under the heading "Canadian Federal Income Tax Considerations", an Eligible Holder is entitled to make a joint election with the Yamana pursuant to subsection 85(1) or (2) of the Income Tax Act (Canada) (the "ITA") in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder's Northern Orion Shares to Yamana.

An "Eligible Holder" means a beneficial owner of Northern Orion Shares, whether or not registered, immediately before the Effective Time (as defined in the Circular) who is either a "Canadian resident" or an "eligible non-resident". A "Canadian resident" means a beneficial owner of Northern Orion Shares immediately before the Effective Time who is a resident of Canada for the purposes of the ITA (other than a "tax exempt person"), or a partnership any member of which is a resident of Canada for the purposes of the ITA (other than a "tax exempt person). A "tax exempt person" means a person who is exempt from tax under Part I of the ITA. An "eligible non-resident" means a beneficial owner of Northern Orion Shares, whether or not registered, immediately before the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the ITA, and whose Northern Orion Shares are "taxable Canadian property" and not "treaty-protected property", in each case as defined in the ITA.

The Circular under the heading "Canadian Federal Income Tax Considerations", describes the actions that an Eligible Holder must take in order to make a valid tax election with Yamana under subsection 85(1) or (2) of the ITA. The Eligible Holder must obtain the appropriate federal election forms (Form T2057 or, in the event that the Northern Orion Shares are held by a partnership, Form T2058) from the Canada Revenue Agency ("CRA"). These are available on the CRA's website at www.cra-arc.gc.ca/E/pbg/tf/t2057/t2057-05e.pdf and www.cra-arc.gc.ca/E/pbg/tf/t2058/t2058-05e.pdf, respectively. The Eligible Holder must fully complete and sign two copies of the relevant election form and ensure that both copies are received by PricewaterhouseCoopers LLP, Attention: Northern Orion Election Process, 250 Howe Street, Suite 200, Vancouver, B.C. V6C 3S7 on or before the ninetieth day after the Effective Date (as defined in the Circular). As described in the Circular, Yamana agrees only to add the required information regarding Yamana to any properly completed election form received by Yamana on or before the ninetieth day after the Effective Date, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 90 days after the receipt thereof. The Eligible Holder must file the completed and signed joint tax election form with the CRA within the time prescribed by the ITA. An Eligible Holder may also make a joint tax election with Yamana under any applicable provincial tax legislation that is similar to section 85 of the ITA. Eligible Holders should consult their own tax advisors for assistance with respect to making a valid tax election.

Yamana will execute and return to an Eligible Holder for filing a tax election form sent to it only if such tax election form (i) is fully completed and signed by the applicable Eligible Holder and (ii) is received by PricewaterhouseCoopers LLP at the address noted above on or before the ninetieth day after the Effective Date. Please note that the tax package (as defined below) that will be distributed (as described below) will provide additional alternative methods that an Eligible Holder may choose in respect of completing a tax election form and thus making the joint tax election with Yamana in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder's Northern Orion Shares to Yamana.

In addition, Yamana will make a tax election with a former Northern Orion Shareholder only if such shareholder: (i) represents that such shareholder is an Eligible Holder and (ii) acknowledges that (A) neither Yamana nor the Depositary has made any representation as to the tax or other consequences of utilizing this election, (B) neither Yamana nor the Depositary bear any responsibility for the completeness or accuracy of any form to be filed with any governmental authority in respect of this tax election or for the timely filing of such form (including late filing penalties), (C) compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the ITA (or the corresponding provisions of any applicable provincial tax legislation) is the sole responsibility of the Eligible Holder making such election, (D) neither Yamana nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation) and (E) neither Yamana, the Depositary nor any of their respective directors, officers, employees, agents or representatives has any responsibility or liability for the completeness, accuracy or filing of any tax election form or information.

An information package with instructions on how to make the Section 85 Election and election forms ("tax package") will also be separately distributed to Intermediary Registered Shareholders (as defined in the Circular) in respect of Beneficial Shareholders (as defined in the Circular), or Eligible Holders who are Registered Shareholders (as defined in the Circular), before the Effective Date that check the box below. The tax package will provide alternative methods that an Eligible Holder may choose in respect of completing a tax election form and thus making the joint tax election with Yamana in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder's Northern Orion Shares to Yamana.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election. Accordingly, Yamana will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).
☐	Please check this box if you want the tax package to be provided to you by the Depositary.

DATED:	, 200
(Signature of holder or authorized representative)
(Signature of any joint holder)
(Name of shareholder)
(Name of authorized representative)

F.	SUBSTITUTE FORM W-9
To be completed by U.S. Residents/Citizens only (See Instruction 5)
Under penalties of perjury, I certify that:
1.
The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me and have so indicated by writing "Applied For" in the space below for social security or taxpayer identification number),
2.
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3.	I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of Shareholder)	(Date)
(Social Security or taxpayer identification number)

NOTE: FAILURE TO COMPLETE THIS FORM OR TO PROVIDE NORTHERN ORION WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF ANY CONSIDERATION SUBJECT TO TAX TO BE DELIVERED TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN THE SPACE FOR THE "SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER" IN BOX F.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number.
(Signature of Shareholder)	(Date)

INSTRUCTIONS:

1.     Use of Letter of Transmittal

  (a)
  In order to be eligible to receive Yamana Shares, this Letter of Transmittal must be received by the Depositary, together with all other required documents, at one of the addresses set forth on the last page of this Letter of Transmittal.

  (b)
  The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Northern Orion Shares and all other required documents is at the option and risk of the Northern Orion Shareholder, and delivery will be deemed to be effective only when such documents are actually received. Northern Orion recommends that the necessary documentation be hand delivered to the Depositary at one of the addresses set forth on the last page of this Letter of Transmittal and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended.

2.     Signatures

  (a)
  This Letter of Transmittal must be filled in, dated and signed by the holder of the Northern Orion Shares or by such holder's duly authorized representative in accordance with Instruction 4.

  (b)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (c)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing Yamana Shares are to be issued to a person other than the registered owner(s):

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Northern Orion Shares, such signature must be guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (collectively, an "Eligible Institution"), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Members of STAMP, SEMP and MSP are usually members of a recognized stock exchange in Canada and in the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Northern Orion, Yamana or the Depositary in their discretion, may require additional evidence of authority or additional documentation.

5.     US Federal Income Tax and Backup Withholding — Substitute Form W-9

        US Shareholders should carefully review the discussion of the United States Federal Income Tax Considerations described in the Circular and should consult with their own tax advisors regarding elections that may be available to mitigate certain possible adverse US tax consequences.

        Each shareholder of Northern Orion who is a U.S. resident or citizen (a "U.S. Shareholder") is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Box F, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the IRS that such holder is subject to backup withholding, such shareholder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to penalties imposed by the IRS and 28% federal income tax withholding on any consideration subject to tax due to such holder in connection with the Arrangement. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

        Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in Part 1 of Substitute Form W-9 and sign and date the form.

        If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 28% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

6.     Delivery Instructions

        If the box entitled "Delivery Instructions" is not completed, any new share certificate(s) and cheque issued in exchange for Northern Orion Shares will be mailed to the depositing Northern Orion Shareholder at the address of the Northern Orion Shareholder as it appears in this Letter of Transmittal. If no address of the Northern Orion Shareholder is provided in this Letter of Transmittal, then it will be mailed to the address of the Northern Orion Shareholder as it appears on the securities register of Northern Orion.

7.     Miscellaneous

  (a)
  If Northern Orion Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (b)
  The undersigned must complete "Box D — Information Regarding Residence of Northern Orion Shareholders" in this Letter of Transmittal, indicating whether the beneficial owner of the Northern Orion Shares held by the undersigned is a resident or non-resident of Canada under the ITA.

  (c)
  No alternative, conditional or contingent deposits will be accepted and no fractional Yamana Shares will be issued.

  (d)
  Additional copies of this Letter of Transmittal may be obtained from the Depositary at one of the addresses set forth on the last page of this Letter of Transmittal.

  (e)
  Yamana reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

8.     Lost Certificates

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9, who will respond with the replacement requirements.

9.     Assistance

        The Depositary (see below for addresses and telephone numbers) or your broker or other financial adviser will be able to assist you in completing this Letter of Transmittal.

The Depositary is: CIBC Mellon Trust Company

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

By Hand or Courier

199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9
Toll Free Telephone: 1-800-387-0825
Local Telephone (within Toronto): 416-643-5500
General E-Mail: inquiries@cibcmellon.com

        Any questions and requests for assistance may be directed by shareholders to the Depositary at its telephone numbers and locations set out above.

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NORTHERN ORION RESOURCES INC. LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF NORTHERN ORION RESOURCES INC. COMMON SHARES